October 18, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mark Shuman, Legal Branch Chief

Re:	Epicor Software Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-20740

Ladies and Gentlemen:

On behalf of Epicor Software Corporation (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated October 1, 2010 containing a comment regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter on or around October 29, 2010.

Please do not hesitate to call me at (650) 493-9300 if you have any questions or require additional information. On behalf of the Company, I thank you in advance for your consideration.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Melinda A. Anderson

cc:	L. George Klaus, Chairman, President and CEO, Epicor Software Corporation